Larry Spirgel

Assistant Director

Office of Telecommunications

Division of Corporation Finance

Securities and Exchange Commission

Washington, DC 20549

October 18, 2018

Re:	iConsumer Corp.
Offering Statement on Form 1-A
Filed June 8, 2018
File No. 024-10851

Dear Mr. Spirgel:

We acknowledge receipt of comments in your letter of September 27, 2018 regarding the amendment to the Offering Statement of iConsumer Corp. (the “Company”), which we have set out below, together with our responses.

Form 1-A/A filed September 21, 2018

Cover Page

1. Please delete the statement that the company's "primary business" is helping its members understand and participate in the stock and cryptocurrency markets because that is not the primary source of the company's revenues.

The Company has revised the Offering Circular as requested by the Staff.

2. Revise the statement that "we provisionally accrued shares" to clarify that the shares in question were shares earned by the members.

The Company has revised the Offering Circular as requested by the Staff.

Questions and Answers About the Rescission Offer, page 3

3. In the first Q&A, please clarify that the shares subject to the rescission offer were earned by, but not yet issued to, members between February 14, 2018 and June 13, 2018.

The Company has revised the Offering Circular as requested by the Staff.

4. We note your response to prior comment 6. Please delete the sentence that "[t]he staff of the Commission takes the position that a rescission offer does not alter a person's remedies under the Securities Act" wherever it appears throughout the offering circular.

The Company has revised the disclosure as requested by the Staff.

5. In the sixth Q&A revise to clarify the nature and amount of the transfer fee.

The Company has added disclosure as requested by the Staff.

6. Revise throughout to avoid referring to rescinding "transactions" or "entire transactions" and clarify that you are referring only to rescinding the awards transaction which does not include the goods or services purchased in the underlying transaction.

The Company has revised the disclosure as requested by the Staff.

General

7. Please update your offering circular to include unaudited financial statements and Management's Discussion and Analysis of Financial Condition for the interim period ended June 30, 2018.

The Company has updated the offering circular to include unaudited financial statements and Management's Discussion and Analysis of Financial Condition for the interim period ended June 30, 2018.

If you have additional comments or questions, please contact me at jeanne@crowdchecklaw.com.

Sincerely,

/s/ Jeanne Campanelli

Jeanne Campanelli

Partner

CrowdCheck Law LLP

cc:	Robert Grosshandler
iConsumer Corp.

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